UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: December 21, 2007                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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December 21, 2007                              TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M

              CENTRASIA ANNOUNCES THE APPOINTMENT OF CARY PINKOWSKI
               AS CHAIRMAN AND ANDREW FEDAK TO THE ADVISORY BOARD


VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has appointed Mr. Cary Pinkowski as Chairman of the Board. Mr. Andrew Fedak has also agreed to serve on the Advisory Board.

Cary Pinkowski has over 20 years experience in North American and EU capital markets in natural resource and mining industries. For 10 years, he consistently performed among the top 1% of investment advisors with Canaccord Capital Corp (CCI-TSX). He is the founder and Chairman of CP Capital Group Ltd. He founded Entree Gold, Inc. (ETG-TSE, EGI-AMEX), and was instrumental in acquiring the asset which became the highest grade copper gold porphyry discovery in history. He holds both German and Canadian Citizenship and maintains residences in Vancouver and Moscow.

Andrew Fedak has 12 years of executive experience launching start ups and working with fast growing companies. He has successfully commenced operations in different industries in North America and Asia. He served in executive roles as:
CEO SunCommerce Corporation, a software developer; co-founder and VP of Onvia, (ONVI: Nasdaq); CEO and founder of Avolo, an aerospace software developer lauded by Forbes and Deloitte; and VP Styrotex Asia Pacific, a manufacturing technology company. Andrew's focus is organizational structure, capital formation, business development and marketing. He has a Bachelor's Degree in Economics from the University of Western Ontario.

Douglas Turnbull, the company's President and CEO states "We are pleased that Cary and Andrew are able to utilize their skills and relationships as Centrasia advances the Souker Nickel asset towards production. Their diversity of experience lends itself well to our current stage of development."

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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